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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                            Keystone Property Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   493596100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Jefferey E. Kelter
                     President and Chief Executive Officer
                            Keystone Property Trust
                        200 Four Falls Corporate Center
                                   Suite 208
                     West Conshohocken, Pennsylvania 19428
                                 (484) 530-1800
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 June 29, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                 SCHEDULE 13D/A

CUSIP NO. 493596100                                           PAGE 2 OF 4 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Crescent Real Estate Equities Limited Partnership
    IRS # 75-2531304
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
    (a) [ ]

    (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    OO
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           2,459,278
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          0
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    2,459,278
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,459,278
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)  [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     24.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     PN
--------------------------------------------------------------------------------


                               Page 2 of 4 Pages

This Amendment No. 1 amends the Schedule 13D filed on January 7, 2000 by Crescent Real Estate Equities Limited Partnership. ONLY THOSE ITEMS THAT ARE BEING AMENDED ARE REPORTED HEREIN. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING THAT THEY HAVE IN THE SCHEDULE 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Crescent OP may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, 2,459,278 shares (24.5%) of Common Stock.

         (b) Crescent LP has sole voting and sole dispositive power of such 2,459,278 shares of Common Stock identified in (a) above.

         (c) On June 29, 2000, Crescent OP became able to convert 103,810 Units for shares of Common Stock and thus, as of such date, Crescent OP was deemed to beneficially own an additional 103,810 shares of Common Stock. There were no other transactions in the Common Stock effected by Crescent OP within the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.




                               Page 3 of 4 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                         CRESCENT REAL ESTATE EQUITIES LIMITED PARTNERSHIP

                         By: Crescent Real Estate Equities, Ltd., its general partner


                                         August 14, 2000
                         -------------------------------------------------
                                              (Date)


                                          /s/ David M. Dean
                         -------------------------------------------------
                                             (Signature)


                         Senior Vice President, Law and Administration
                         and Secretary
                         -------------------------------------------------
                                           (Name and Title)


                               Page 4 of 4 Pages